UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Boulder Brands, Inc.

(Name of Subject Company)

Boulder Brands, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

101405108

(CUSIP Number of Class of Securities)

Timothy R. Kraft, Esq.

Chief Legal Officer and Corporate Secretary

1600 Pearl Street, Suite 300

Boulder, Colorado 80302

(303) 652-0521

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Philip Richter, Esq.

Matthew Soran, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (the “Amendment”) amends and supplements Items 3, 4 and 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2015, as amended and supplemented by Amendment No. 1 filed with the SEC on December 11, 2015 and Amended No. 2 filed with the SEC on December 17, 2015 (as amended and supplemented from time to time, together with the Exhibits or Annexes thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer of Slope Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Pinnacle Foods Inc., a Delaware corporation (“Pinnacle”), to purchase all outstanding shares of common stock, par value $0.0001 per share (each a “Share”), of Boulder Brands, Inc., a Delaware corporation (“Boulder Brands”), at a price of $11.00 per Share, net to the seller in cash, without interest, less any required withholding taxes, disclosed in the Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, together with the Exhibits or Annexes thereto, the “Schedule TO”), filed by Purchaser and Pinnacle with the SEC on December 9, 2015, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2015, and in the related Letter of Transmittal, copies of which are incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating in its entirety the paragraph under the subsection entitled “Transaction Bonus Pool” as follows:

“The Merger Agreement permits the establishment of a transaction bonus pool in an aggregate amount of up to $3,412,500 from which certain employees and directors may be paid a transaction bonus, up to a limit of $500,000 per participant (each, a “Transaction Bonus”). In accordance with the terms of the Merger Agreement the Compensation Committee of the Board (the “Compensation Committee”) has awarded Transaction Bonuses to certain individuals at Boulder Brands, including bonuses of $400,000 to Ms. Sacco, $500,000 to Mr. Kraft, $275,000 to Mr. Anson and $250,000 to Mr. Chereskin. The Transaction Bonuses were paid to the recipients prior to December 31, 2015, provided that each of the recipients will be required to repay his or her transaction bonus if the Merger does not occur, or a recipient terminates his or her employment (or service) before the Closing Date. The transaction bonuses were awarded by the Board in order to be able to recognize the significant contributions made by certain individuals at Boulder Brands in connection with Boulder Brands’ process of exploring potential strategic transactions, and encourage them to remain with Boulder Brands to facilitate a successful closing of the Offer and the Merger. Payment of a transaction bonus was not designed to favor any particular bidder or strategic alternative.”

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The sixth full paragraph on page 13 of the Schedule 14D-9 under the subsection entitled “Background of the Offer” is hereby amended and restated in its entirety as follows: “On May 30, 2014, in light of dynamics in the M&A environment and Boulder Brands’ trading price, the Board established an informal Ad-Hoc Committee, consisting of Benjamin D. Chereskin, James E. Lewis and R. Dean Hollis (collectively, the “AHC”) to evaluate avenues for maximizing shareholder value in a controlled and proactive manner. The members of the AHC were selected by the Board because they were independent, were deeply familiar with the consumer packaged food and beverage industry, had experience evaluating and negotiating mergers and acquisitions transactions, and expressed a willingness to devote a significant amount of time to oversee a strategic transaction process if the Board chose to proceed with such a process.”

•

The paragraph beginning at the bottom of page 14 and carrying over to the top of page 15 of the Schedule 14D-9 under the subsection entitled “Background of the Offer” is hereby amended and restated in its entirety as follows: “On May 4, 2015, Messrs. Chereskin and Matar held a meeting with representatives of William Blair. Representatives of William Blair made a presentation to Messrs. Chereskin and Matar regarding their expertise, the state of the consumer packaged goods industry and their experience with mergers and acquisitions transactions in the industry. Messrs. Chereskin and Matar had discussions with representatives of William Blair regarding the experience of the specific individual team members in the consumer packaged food and beverage sector. Representatives of William Blair also reviewed their prior relationships with potential acquirors of Boulder Brands. Mr. Matar confirmed that William Blair’s prior relationships were not likely to give rise to a conflict of interest on the part of William Blair in serving as outside financial advisor to Boulder Brands. Following the presentation, Boulder Brands formally engaged William Blair to serve as an advisor to the AHC to explore certain financial and strategic alternatives and to familiarize itself with the financial condition and prospects of Boulder Brands, for which William Blair was paid a fee of $100,000.”

•	The fifth paragraph on page 16 of the Schedule 14D-9 under the subsection entitled “Background of the Offer” is hereby amended and restated in its entirety as follows: “On July 23, 2015, the Board held a special meeting at Boulder Brands’ headquarters at which Ms. Sacco, Mr. Kraft, and Philip Anson (Chief Commercial Officer) were present. Mr. Matar and representatives of William Blair joined by telephone for portions of the meeting. The senior management presented to the Board a draft five-year forecast for Boulder Brands. The Board discussed several topics, including the forecasts and an analysis of Boulder Brands’ cost savings initiatives. In light of those discussions, the Board suggested to management that it revise certain assumptions used in the five-year forecast for Boulder Brands. The management team subsequently reflected these revisions in the five-year forecast, resulting in a reduction to expected marketing expenses for each brand and greater expected cost savings from specific cost savings programs, particularly in 2016.”

•	The sixth paragraph on page 16 of the Schedule 14D-9 under the subsection entitled “Background of the Offer” is hereby amended and restated in its entirety as follows: “Later in the day on July 23, 2015, the independent directors held a meeting at which Mr. Kraft was present. The independent directors expressed a preliminary interest in exploring strategic alternatives, including a possible sale of Boulder Brands, but before making a decision, wanted to await review of a revised five-year forecast from management incorporating the Board’s feedback from earlier in the day, and also requested a financial analysis from William Blair and additional information and input from its legal and financial advisors.”

•	The fourth paragraph on page 17 of the 14D-9 under the subsection entitled “Background of the Offer” is hereby amended and restated in its entirety as follows: “On August 7, 2015, the Strategic Review Committee held a meeting at which Messrs. Matar, Kraft and Leighton, Mses. Sacco and Buyers and representatives of William Blair were present. William Blair updated the Strategic Review Committee on discussions with third parties following Boulder Brands’ latest earnings call, and discussed potential acquirors, arranged by “tier 1” and “tier 2” parties, and a framework to begin reaching out to potential acquirors. The Strategic Review Committee authorized William Blair to contact potential strategic acquirors, including Pinnacle, and authorized the execution of a confidentiality agreement with parties that expressed an interest in exploring a potential strategic transaction with Boulder Brands. At the meeting the Strategic Review Committee discussed the advantages and disadvantages of contacting potential financial acquirors for Boulder Brands. It was the view of the Strategic Review Committee that, in light of their limited ability to achieve synergies in connection with a transaction, financial acquirors would be unlikely to be in a position to offer to acquire Boulder Brands at a price that the Board would consider attractive. Accordingly, the Strategic Review Committee determined not to contact potential financial acquirors as part of the process because of potential synergies that could be realized in a strategic transaction.”

•	The fifth paragraph on page 17 of the Schedule 14D-9 under the subsection entitled “Background of the Offer” is hereby amended and restated in its entirety as follows: “Between August 10, 2015 and October 30, 2015, William Blair contacted 36 potential acquirors, 19 of those parties expressed interest in exploring a potential acquisition of Boulder Brands and were provided with confidentiality agreements. Between August 14, 2015 and October 31, 2015, Boulder Brands executed confidentiality agreements with 16 potential acquirors, including Pinnacle. Each of the confidentiality agreements executed with potential acquirors contained an exception to the standstill provision allowing a potential acquirer to make further proposals to the Board after any announcement by Boulder Brands that it (or its Board) had approved or entered into a definitive agreement with for a sale of more than 50% of the voting securities or assets of Boulder Brands.”

•

The last sentence of the paragraph beginning at the bottom of page 26 and carrying over to the top of page 27 of the Schedule 14D-9 under the subsection entitled “Fairness Opinion and Summary” is hereby amended and restated in its entirety as follows: “In connection with its financial advisory services in the

Transactions, William Blair will receive fees of approximately $12.2 million, a portion of which became payable upon delivery of its opinion and a portion which is payable upon the consummation of the Transactions, such amount being in addition to the initial engagement fee of $100,000 that Boulder Brands paid to William Blair to serve as an advisor to the AHC to explore certain financial and strategic alternatives and familiarize itself with the financial conditions and prospects of Boulder Brands.”

•	The last sentence of the second full paragraph on page 27 of the Schedule 14D-9 under the subsection entitled “Fairness Opinion Summary” is hereby amended and restated in its entirety as follows: “William Blair’s opinion is not a recommendation as to how any stockholder of the Common Stock should act with respect to the tender offer or vote with respect to the proposed merger and does not address the underlying business decision of Boulder Brands to engage in the Transactions.”

•	The following table is hereby added under the table appearing on page 29 of the Schedule 14D-9 under the subsection entitled “Fairness Advisory Disclosure”:

Selected Companies
Valuation Multiple	WhiteWave	The Hain Celestial Group	Keurig	Inventure Foods	SunOpta
Enterprise Value / LTM Revenue	2.43x	1.77x	1.66x	0.84x	0.72x
Enterprise Value / CY 2015 Revenue	2.43x	1.79x	1.68x	0.85x	0.84x
Enterprise Value / LTM Adjusted EBITDA	18.5x	12.6x	6.7x	16.8x	13.7x
Enterprise Value / CY 2015 Adjusted EBITDA	19.0x	13.0x	7.3x	19.9x	15.8x
CY 2015E P/E	37.8x	21.8x	15.9x	NMF	37.8x
CY 2016E P/E	28.6x	18.3x	14.1x	18.7x	15.6x

•	The following tables replace in its entirety the table and the text immediately above the table appearing on page 30 of the Schedule 14D-9 under the subsection entitled “Fairness Advisory Disclosure”:

Precedent Transactions Analysis

($ in millions)

Range of Select Precedent Transactions
Valuation Multiple	Implied Transaction Multiples	Min.	Mean	Median	Max.
Enterprise Value / LTM Revenue	1.92x	0.83x	2.53x	2.31x	5.54x
Enterprise Value / LTM Adjusted EBITDA	14.6x	10.0x	15.3x	13.1x	36.2x

Closed Date	Target	Buyer	LTM Revenue	LTM Adj. EBITDA
Aug-2015	Wallaby Yogurt Company	WhiteWave Foods	2.72x	NA
Aug-2015	Vega	WhiteWave Foods	5.54x	NA
Jul-2015	Applegate	Hormel	2.27x	NA
Jul-2015	Kraft Food	Heinz	2.50x	12.5x
Jun-2015	Garden Fresh	Campbell Soup	2.31x	NA
Mar-2015	Big Heart Pet Brands	Smuckers	2.50x	12.9x
Nov-2014	Gardein Protein	Pinnacle Foods	2.77x	NA
Sep-2014	Annie’s	General Mills	3.93x	36.2x
Aug-2014	Hillshire	Tyson	2.16x	16.6x
Aug-2014	Cytosport	Hormel	1.14x	NA
May-2014	Van’s	Hillshire	2.75x	NA
Dec-2013	Dymatize	Post	2.00x	14.6x
Dec-2013	Natural Selection	WhiteWave	1.14x	10.0x
Nov-2013	Kind	Daniel Lubetsky	3.70x	15.3x
Jun-2013	Pirate Brands	B&G	2.30x	10.3x
Jan-2013	Morningstar	Saputo	0.83x	13.2x
Oct-2012	Snack Factory	Snyders Lance	3.36x	NA
Aug-2012	Bolthouse Farms	Campbell Soup	2.20x	11.1x
Jan-2012	Brookside	Hershey	1.92x	NA

•	The following paragraph is hereby added after the fourth paragraph on page 33 under the subsection entitled “General”: “William Blair confirmed to the Board that in the two years prior to the delivery of its opinion, William Blair neither provided any services nor received any fees from Pinnacle or Purchaser. In the two years prior to the delivery of its opinion, except as otherwise disclosed in this Amendment or the Schedule 14D-9, William Blair neither provided any services nor received any fees from Boulder Brands.”

•	The second full paragraph on page 34 of the Schedule 14D-9 under the subsection entitled “Financial Projections” is hereby amended and restated in its entirety as follows: “The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of Boulder Brands by Pinnacle and Purchaser pursuant to the Offer and the Merger. For that reason, and because the financial projections look at the potential results Boulder Brands could achieve as a stand-alone entity, the projections also do not take into account any potential synergies that would result from the Offer and the Merger. Boulder Brands’ management’s internal financial forecast, upon which the Projections were based, is subjective in many respects. In preparing the Projections, Boulder Brands relied on its own estimates and analysis, and did not take into account the extent to which research analysts’ projections accounted for net operating losses. However, any net operating losses were reflected in management’s forecasts of net estimated taxes. As a result, the inclusion of the Projections in this Schedule 14D-9 should not be relied on as an indication that Boulder Brands, Pinnacle, William Blair or any other recipient of the Projections considered, or now considers, these forecasts to be material or necessarily predictive of actual future events.”

•	The table, including the related footnotes on page 34 of the Schedule 14D-9 under the subsection entitled “Financial Projections” is hereby amended and restated in its entirety as follows:

(FY ended December 31, ) ($ in millions)	2015	2016	2017	2018	2019	2020
Revenue	$523.0	$543.9	$588.3	$645.0	$698.1	$737.4
SG&A	148.9	154.0	163.3	170.6	181.3	189.8
EBITDA	63.3	77.9	85.5	104.5	120.0	133.7
Adjusted EBITDA (1)	71.4	84.7	92.7	109.4	125.3	139.8
Stock Based Compensation Expense	$8.0	$6.8	$7.2	$5.0	$5.3	$6.1
EPS, Diluted Shares	$0.23	$0.36	$0.46	$0.66	$0.83	$0.99
Unlevered Free Cash Flow	—	$41.5	$46.3	$56.3	$64.0	$75.0

(1)	EBITDA adjusted for restructuring, acquisition, and integration-related costs, goodwill and tradename impairment, purchase accounting adjustment, relocation and other charges, depreciation and amortization, stock based compensation, and other non-recurring charges.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph as the second paragraph of the subsection entitled “Certain Litigation”:

“On December 21, 2015, the Plaintiffs collectively filed an amended class action complaint asserting the same claims and adding allegations, among others, that the Schedule 14D-9 failed to disclose allegedly material information and the directors on the Board breached their duty of candor by failing to disclose to Plaintiffs and all members of Plaintiff’s class all necessary material.

On January 4, 2016, the Plaintiffs and the defendants (collectively, the “Parties”) entered into a memorandum of understanding (the “MOU”), which sets forth the Parties’ agreement in principle for a settlement of the class action lawsuit. As explained in the MOU, the Parties will agree to the settlement solely to eliminate the burden and uncertainty of continued litigation and without admitting any liability or wrongdoing. The MOU contemplates that the Parties will enter into a settlement agreement. The settlement agreement will be subject to customary conditions, including court approval following notice to Boulder Brands’ stockholders. In the event that the Parties enter into a settlement agreement, a hearing will be scheduled at which the Colorado state court will consider the fairness, reasonableness and adequacy of the settlement. If the settlement is finally approved by the court, it will resolve and release all claims in all actions that were or could have been brought by or on behalf of the Plaintiff or any member of the Plaintiff’s class challenging any aspect of the Offer, the Merger, the Merger Agreement, and any disclosure made in connection therewith (but excluding claims for appraisal under Section 262 of the Delaware General Corporation Law), among other claims. In addition, in connection with the settlement, the Parties contemplate that they will seek to negotiate the Plaintiffs’ claim for attorneys’ fees and that Plaintiffs’ counsel will file a request with the Colorado state court for an award of attorneys’ fees and expenses to be paid by us or our successor, which the defendants may oppose. Boulder Brands or its successor will pay or cause to be paid any attorneys’ fees and expenses awarded by the court. The Parties may not ultimately enter into a settlement agreement and the Colorado state court may not approve the settlement even if the Parties were to enter into such settlement agreement. In such event, the proposed settlement as contemplated by the MOU may be terminated. The settlement will not affect the consideration to be received by Boulder Brands’ stockholders in connection with the Offer and the Merger. Boulder Brands, Pinnacle and Purchaser believe the class action lawsuit is without merit and, in the event that the MOU is not approved or the requisite conditions are not satisfied, intend to defend the lawsuits vigorously.

Pursuant to the MOU, Boulder Brands agreed to make certain disclosures related to the Offer and the Merger that are supplemental to the disclosures set forth in the Schedule 14D-9. The supplemental disclosures contemplated by the MOU are set forth in this Amendment No. 3. This Amendment No. 3 should be read in conjunction with the disclosures contained in the Schedule 14D-9, as heretofore amended by Amendment No. 1 and Amendment No. 2, each of which in turn should be read in its entirety. As contemplated by the MOU, the release to be contained in the settlement agreement is in consideration of the supplemental disclosures contained in this Amendment No. 3. Nothing in this Amendment No. 3 or any settlement agreement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in this Amendment No. 3.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOULDER BRANDS, INC.

Date: January 5, 2016	By:	/s/ Christine Sacco
	Name:	Christine Sacco
	Title:	Chief Financial Officer